UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	13 November 2020

Release Number	21/20

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT (SEE “LEGAL NOTICES” BELOW).

BHP launches further subordinated note repurchase plan

BHP announced today that, following the successful tender offers consummated in September 2020 in respect of certain US dollar and euro subordinated notes issued in 2015, the Board has approved a further global multi-currency subordinated repurchase plan, targeting any and all US dollar and euro subordinated notes remaining in such series of subordinated notes issued in 2015. The multi-currency plan aims to further reduce the group’s gross debt balance, reduce associated interest costs and enhance the group’s capital structure by allocating surplus cash towards payment of the Notes pursuant to the Offers.

In addition, to further the aims described above and as detailed below and in the Tender Offer Memorandum, it is the current intention of each Company, following the Offers, to redeem the remaining Notes of each Series at their outstanding principal amount plus any accrued but unpaid interest, in accordance with the Series’ terms and conditions, if a “Substantial Repurchase Event” is triggered in respect of such Series by the purchase of any Notes pursuant to the relevant Offer(s). Such “Substantial Repurchase Event” shall occur when at least 80 per cent. of the aggregate principal amount of the Notes of such Series issued on the “Issue Date” for such Series has been purchased by or on behalf of the relevant Company and certain related parties of the relevant issuing Company. In this context, the Offers therefore provide Holders with an opportunity to sell their Notes at a level substantially above the par consideration that would be received by Holders in the event that a “Substantial Repurchase Event” were to be triggered and the relevant Company were to redeem the Notes of the relevant Series.

No assurance can be given that the 80 per cent. threshold described above will or will not be met in respect of any Series of Notes; however, the Companies note that, following the successful tender offers consummated by the Companies in September 2020, the “Substantial Repurchase Event” shall be triggered in respect of the US Dollar Notes with the purchase of a further US$295,768,000 in aggregate principal amount of the US Dollar Notes (which is equivalent to 39.7 per cent. of the outstanding principal amount of such US Dollar Notes) and in respect of the Euro Notes with the purchase of a further €564,733,000 in aggregate principal amount of the Euro Notes (which is equivalent to 79.0 per cent of the outstanding principal amount of such Euro Notes) (in each case, considering the principal amount of Notes outstanding on the Launch Date).

Overview of Offers

BHP Billiton Finance (USA) Limited (“BHPB Finance (USA) Limited”) and BHP Billiton Finance Limited (“BHPB Finance Limited” and, together with BHPB Finance (USA) Limited, the “Companies” and each a “Company”) today announced:

(a)

an invitation by BHPB Finance (USA) Limited to eligible holders of its outstanding US$2,250,000,000 6.750 per cent. Subordinated Non-Call 10 Fixed Rate Reset Notes due 2075 guaranteed by BHP Group Limited and BHP Group Plc (the “Parent Companies”) (ISIN: US055451AX66 (Rule 144A) / USQ12441AB91 (Reg S)) (CUSIP: 055451AX6 / Q12441AB9), of which US$745,768,000 in principal amount of such Notes is outstanding as at the Launch Date (the “US Dollar Notes”); and

(b)

an invitation by BHPB Finance Limited to the eligible holders of its outstanding €750,000,000 5.625 per cent. Subordinated Non-Call 9 Fixed Rate Reset Notes due 2079 guaranteed by BHP Group Limited and such Notes and such guarantee being guaranteed by BHP Group Plc (ISIN: XS1309436910), of which €714,733,000 in principal amount of such Notes is outstanding as at the Launch Date (the “Euro Notes”; the Euro Notes and the US Dollar Notes each being a “Series”, and any notes within any such Series being the “Notes”, and the eligible holders of any Notes, the “Holders”), to offer to tender any and all of their Notes for repurchase by the relevant Company for cash (together, the “Offers”), on the terms and conditions set out in a tender offer memorandum dated 13 November 2020 prepared by the Companies in connection with the Offers (the “Tender Offer Memorandum”).

The Offers are subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum. For detailed terms of, and information on the procedures for participating in, the Offers, please refer to the Tender Offer Memorandum, copies of which are (subject to the distribution restrictions) available from the Tender and Information Agent as set out below.

Notes purchased in the Offers are intended to be retired and cancelled.

Capitalised terms not defined in this announcement have the meanings given to them in the Tender Offer Memorandum.

The following table sets forth certain information relating to the pricing for the Offers.

Notes	ISIN / CUSIP	Principal amount outstanding	Coupon to First Optional Redemption Date	First Reset Date	Fixed Spread	Reference Security or Reference Interpolated Rate	Hypothetical Consideration(1)(2)	Bloomberg Reference Page	Amount of each Series subject to the Offers
US Dollar Notes	US055451AX66 (Rule 144A) / 055451AX6 (CUSIP) USQ12441AB91 (Reg S) / Q12441AB9 (CUSIP)	US$745,768,000	6.750%	20 October 2025	170 bps	0.25% U.S. Treasury Security due October 31, 2025	US$1,214.83 per US$1,000	FIT1	Any and all of the Notes
Euro Notes	XS1309436910	€714,733,000	5.625%	22 October 2024	135 bps	Interpolated Euro Mid-Swap Rate	€1,181.22 per €1,000	ICAE1

(1)

For illustrative purposes only, a hypothetical Consideration for each Series is set out in the table above, based upon a hypothetical Pricing Time as at 10.00 a.m. (New York City time) on 12 November 2020, where the hypothetical US Dollar Notes Reference Yield was 0.409 per cent. and the hypothetical Interpolated Euro Mid-Swap Rate was -0.471 per cent., and assuming a Settlement Date of 27 November 2020. Holders should note that the actual Consideration for each Series determined in the manner described in the Tender Offer Memorandum could differ significantly from the hypothetical Consideration for each Series set out in the table above.

(2)

The purchase price payable for each Series of Notes in the hypothetical event that a “Substantial Repurchase Event” (as described herein) is triggered in respect of a Series and the relevant Company exercises its right to redeem the Notes in such Series would be US$1,000 per US$1,000 in respect of the US Dollar Notes and €1,000 per €1,000 in respect of the Euro Notes.

The Offers will commence on 13 November 2020 (the “Launch Date”) and will expire, unless terminated earlier, at 5:00 p.m. (New York City time) on 23 November 2020 or at such other date or time to which either Offer may be extended, reopened, amended and/or terminated by the relevant Company as provided in the Tender Offer Memorandum (such applicable date and time, the “Expiration Deadline”).

Notes tendered may be withdrawn at any time prior to or at 5:00 p.m. (New York City time) on 23 November 2020, as may be extended or otherwise amended in respect of any Offer by the relevant Company in accordance with the Tender Offer Memorandum (such applicable date and time, the “Withdrawal Deadline”) but not thereafter.

The relevant deadlines set by any intermediary or Clearing System will be earlier than these deadlines. Tender Instructions (or, if applicable, Notices of Guaranteed Delivery) must be submitted in respect of a minimum principal amount of Notes of the relevant Series of no less than the Minimum Denomination for such Series, and may be submitted in integral multiples of US$1,000 or €1,000, as applicable. There is no separate letter of transmittal in connection with this Tender Offer Memorandum.

The Offers are subject to the satisfaction of certain conditions, as set forth in the Tender Offer Memorandum.

The Companies have an option to redeem remaining Notes of a Series at par plus any accrued but unpaid interest following the purchase of at least 80 per cent. of the aggregate principal amount of Notes of such Series issued on the “Issue Date” for such Series

The terms and conditions of each Series allow the relevant Company (subject to applicable laws) to redeem the Notes in that Series early (in whole but not in part), at their outstanding principal amount plus any accrued but unpaid interest, if a “Substantial Repurchase Event” occurs, meaning at least 80 per cent. of the aggregate principal amount of the Notes of such Series issued on the “Issue Date” for such Series has been purchased by or on behalf of the relevant Company and certain related parties of the relevant issuing Company. Such redemption will be subject to giving not less than 30 days’ irrevocable notice.

It is the current intention of each Company to redeem the remaining Notes of each Series at their outstanding principal amount plus any accrued but unpaid interest, in accordance with the Series’ terms and conditions, if a “Substantial Repurchase Event” is triggered in respect of such Series by the purchase of any Notes pursuant to the relevant Offer(s). However, no Company is under any obligation to make any such redemption and each Company’s intention to do so may change at any time and for any reason.

Further, each Company may, if the “Substantial Repurchase Event” is not triggered by the purchase of Notes pursuant to the Offer made by that Company, acquire outstanding Notes of the relevant Series by way of open market purchases or otherwise and may, as a consequence, trigger a “Substantial Repurchase Event”. However, no Company is under any obligation to make any such acquisition. Any future purchases by either Company or its affiliates will depend on various factors existing at that time.

Consideration

The amount in cash to be paid by the relevant Company for each US$1,000 or €1,000 (as applicable) in principal amount of each Series validly tendered pursuant to the relevant Offer prior to or at the Expiration Deadline and accepted for purchase by the relevant Company shall be an amount (rounded to the nearest cent, with US$0.005 and €0.005 (as applicable) being rounded upwards) that would reflect, as of the Settlement Date, a yield to the First Reset Date of such Series equal to the sum of: (i) the Reference Yield for such Series, plus (ii) the Fixed Spread for such Series set out in the above table (in respect of each Series, the “Consideration”). The Reference Yield will be determined at the Pricing Time on the Pricing Date with reference to, as applicable, the Reference Security or Reference Interpolated Rate, as shown in the above table.

Specifically, the Consideration for each Series will equal (i) the value of all remaining payments of principal and interest on the relevant Series up to and including the applicable First Reset Date (assuming all outstanding Notes of the relevant Series are redeemed at their principal amount on the applicable First Reset Date) discounted to the Settlement Date at a discount rate equal to the sum of (x) the applicable Reference Yield plus (y) the applicable Fixed Spread, minus (ii) Accrued Interest.

The Companies shall also pay Accrued Interest (rounded to the nearest cent, with half a cent rounded upwards) on all Notes validly tendered and accepted for purchase pursuant to the relevant Offer(s).

Guaranteed Delivery Procedures

A Holder who desires to tender its Notes but either cannot comply with the applicable procedures for book-entry transfer or time will not permit such Notes to be tendered on or before the Expiration Deadline, may effect a Tender pursuant to the Guaranteed Delivery Procedures set out in the Tender Offer Memorandum.

The delivery of Notes tendered by the Guaranteed Delivery Procedures must be made no later than 5:00 p.m. (New York City time) on the second Business Day after the Expiration Deadline, expected to be 25 November 2020 (such applicable date and time, the “Guaranteed Delivery Deadline”).

Summary Timetable

The following table sets out the expected dates and times of the key events relating to each Offer. All references to dates and times are to New York City dates and times unless indicated otherwise. The times and dates below are indicative only and subject to change at the discretion of the relevant Company. In particular, the below times and dates are subject to the right of each Company to extend, re-open, amend, and/or terminate the Offer made by that Company (subject to applicable law and as provided in the Tender Offer Memorandum).

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would need to receive instructions from a Holder in order for that Holder to be able to participate in, or withdraw their instruction to participate in, the Offers by the deadlines specified in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission and withdrawal of a Tender (including, where applicable, by way of the Guaranteed Delivery Procedures) will be earlier than the relevant deadlines specified in the Tender Offer Memorandum.

Date	Calendar Date and Time
Launch Date	13 November 2020

Pricing Date and Time	At or around 10.00 a.m., New York City time on 23 November 2020

Pricing Announcement Time	As soon as practicable after the Pricing Time on the Pricing Date

Withdrawal Deadline	5:00 p.m., New York City time, on 23 November 2020

Expiration Deadline	5:00 p.m., New York City time, on 23 November 2020

Results Announcement Time	As soon as practicable after the Expiration Deadline, expected to be 24 November 2020

Guaranteed Delivery Deadline	5:00 p.m., New York City time, on the second Business Day after the Expiration Deadline, expected to be 25 November 2020

Settlement Date	Expected to be 27 November 2020, the third Business Day after the Expiration Deadline, or as soon as reasonably practicable thereafter

Unless stated otherwise in the Tender Offer Memorandum, all announcements in connection with the Offers will be made in accordance with applicable law: (i) by publication through RNS; (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants; (iii) on the relevant Reuters Insider Screen; (iv) by the issue of a press release to a Notifying News Service or on the BHP Group website; (v) on the Offer Website; and/or (vi) obtainable from the Tender and Information Agent, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Holders are urged to contact the Tender and Information Agent for the relevant announcements during the course of the Offers. In addition, Holders may contact the Lead Dealer Managers for information regarding the Offers using the contact details set out below.

Further Information

Holders may contact the Lead Dealer Managers or the Tender and Information Agent using the contact details below:

LEAD DEALER MANAGERS

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Telephone (London): +44 (0) 20 7545 8011

Telephone (US Toll Free): +1 (866) 627 0391

Telephone (US): +1 (212) 250 2955

Attention: Liability Management Group

Merrill Lynch International

2 King Edward Street

London, EC1A 1HQ

United Kingdom

Telephone (London): +44 20 7996 5420

Telephone (U.S. Toll Free): +1 (888) 292 0070

Telephone (U.S.): +1 (980) 387 3907

Attention: Liability Management Group

Email: DG.LM-EMEA@bofa.com

In respect of the Offer for the Euro Notes:	In respect of the Offer for the US Dollar Notes:

UBS AG London Branch 5 Broadgate London EC2M 2QS Telephone: +44 20 7568 1121 Attention: Liability Management Group Email: ol-liabilitymanagement-eu@ubs.com

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

United States of America

U.S. Toll Free: +1 (888) 719-4210

Collect: +1 (203) 719-4210

In Europe: +44 20 7568 1121

Attention: Liability Management Group

Email: ol-liabilitymanagement-eu@ubs.com

TENDER AND INFORMATION AGENT

D.F. King

Offer Website: www.dfking.com/bhp

Email: bhp@dfking.com

In New York: 48 Wall Street New York, NY 10005 Fax: +1 (212) 709-3328 Banks and Brokers Call: +1 (212) 269-5550 All Others Call: +1 (866) 829-0135	In London: 65 Gresham Street London EC2V 7NQ United Kingdom Tel: +44 20 7920 9700

Legal notices

This announcement must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which must be read carefully before any decision is made with respect to the Offers described in this announcement. If any Holder is in any doubt about any aspect of the Offers and/or the action it should take, it is recommended to seek its own legal, tax and financial advice from its stockbroker, bank manager, counsel, accountant or other independent adviser. Any Holder whose Notes are held on its behalf by a bank, securities broker or other intermediary must contact such entity if it wishes to offer to tender such Notes pursuant to the Offers. The Dealer Managers are acting exclusively for the Companies and no one else in connection with the arrangements described in this announcement and the Tender Offer Memorandum and will not be responsible to any Holder for providing the protections which would be afforded to customers of the Dealer Managers or for advising any other person in connection with the Offers.

This announcement is for informational purposes only and is neither an offer to purchase nor the solicitation of an offer to sell any of the securities described herein, and neither this announcement nor the Tender Offer Memorandum constitutes an offer or invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Tender Offer Memorandum, and the transactions contemplated by the Offers, may be restricted in certain jurisdictions by law. Persons into whose possession the Tender Offer Memorandum comes are required by BHPB Finance Limited, BHPB Finance (USA) Limited, the Parent Companies, the Dealer Managers and the Tender and Information Agent to inform themselves about and to observe any such restrictions. The materials relating to the Offers, including this announcement, do not constitute, and may not be used in connection with, an offer or solicitation in any place where, or from any person to or whom, offers or solicitations are not permitted by law.

None of the Companies, the Parent Companies, the Dealer Managers or the Tender and Information Agent or any of their respective directors, employees or affiliates make any representation or recommendation whatsoever regarding this announcement, the Tender Offer Memorandum or the Offers or whether any Holder should submit Tenders or refrain from doing so, and no one has been authorised by any of them to make any such recommendation. None of the Companies, the Parent Companies, the Dealer Managers or the Tender and Information Agent (or any of their respective directors, officers, employees, agents or affiliates) is providing Holders with any legal, business, tax or other advice in this announcement and/or the Tender Offer Memorandum. Each Holder must make its own decision as to whether to submit Tenders or refrain from doing so and, if it wishes to submit a Tender, the principal amount of Notes to tender.

NEITHER THIS ANNOUNCEMENT NOR THE TENDER OFFER MEMORANDUM HAS BEEN REVIEWED BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES, THE UNITED KINGDOM OR THE EUROPEAN ECONOMIC AREA, NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS ANNOUNCEMENT NOR THE TENDER OFFER MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000 (as amended). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). Each of this announcement and the Tender Offer Memorandum is only available to Relevant Persons and the transaction contemplated therein will be available only to, or engaged in only with, Relevant Persons, and no person other than Relevant Persons should act on or rely on this announcement, the Tender Offer Memorandum or any of its contents.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) (“Corporations Act”)) in relation to the Offers has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”) or any other regulatory authority in Australia and the Tender Offer Memorandum does not comply with Division 5A of Part 7.9 of the Corporations Act.

No offers or applications will be made or invited for the purchase of any or all Notes in Australia (including an offer or invitation which is received by a person in Australia).

This announcement, the Tender Offer Memorandum and any other offering material or advertisement relating to any or all Notes will not be distributed or published in Australia, unless: (i) such action complies with all applicable laws, directives and regulations (including, without limitation, the licensing requirements set out in Chapter 7 of the Corporations Act); (ii) such action does not require any document to be lodged with ASIC or any other regulatory authority in Australia; and (iii) the offer or invitation is made in circumstances specified in Corporations Regulation 7.9.97.

If you are a resident of Australia, you have been sent the Tender Offer Memorandum on the basis that you are a wholesale client for the purposes of Section 761G of the Corporations Act or otherwise a person to whom disclosure is not required under Part 6D.2 or Chapter 7 of the Corporations Act.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

Therefore, the Offers may only be carried out in the Republic of Italy pursuant to an exemption under article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders of each Series of Notes that are resident and/or located in the Republic of Italy may tender their Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offers.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France. This announcement and the Tender Offer Memorandum and any other document or material relating to the Offers have only been and shall only be distributed in France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129. Neither this announcement nor the Tender Offer Memorandum has been nor will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

General

Neither this announcement, the Tender Offer Memorandum nor any other materials relating to the Offers constitutes an offer to buy or the solicitation of an offer to sell Notes (and Tenders will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. If a jurisdiction requires that the Offers be made by a licensed broker or dealer and any of the Dealer Managers or any of their respective affiliates is a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Companies in that jurisdiction.

Each Holder wishing to submit a Tender will be deemed to give certain agreements, acknowledgements, representations, warranties and undertakings in respect of the jurisdictions referred to above and generally as set out in the Tender Offer Memorandum. Any Tender from a Holder that is unable to make these agreements, acknowledgements, representations, warranties and undertakings will not be accepted. Each of BHPB Finance Limited, BHPB Finance (USA) Limited, the Parent Companies, the Dealer Managers and the Tender and Information Agent reserves the right, in its absolute discretion, to investigate, in relation to any Tender, whether any such representation and warranty given by a Holder is correct and, if such investigation is undertaken and as a result the Companies determine (for any reason) that such representation is not correct, such tender shall not be accepted. None of BHPB Finance Limited, BHPB Finance (USA) Limited, the Parent Companies, the Dealer Managers and the Tender and Information Agent is under any obligation to make such an investigation.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Europe, Middle East and Africa

James Bell

Tel: +44 20 7802 7144 Mobile: +44 79 61 636 432

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 13, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Company Secretary